Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: September 11, 2018

On September 11, 2018, Unilever N.V. and Unilever PLC shared the following article with employees:

1 Sep 2018

Unilever shareholders get ready to vote on simplification

Shareholder meetings will be held in late October, in London and Rotterdam

On 25 and 26 October, Unilever is holding shareholder meetings, for N.V. and PLC shareholders respectively. Shareholders will vote on the Board’s proposal to simplify Unilever’s legal structure.

What will change?

Throughout our history, Unilever has operated as two separately listed entities, a Dutch company (N.V.) and a UK company (PLC). During 2017/18 this arrangement was reviewed by the Board to determine whether it should be modernised.

The Board’s review unanimously concluded that simplifying under a single holding company (New Unilever N.V.) will help create value and drive performance long into the future by:

•                  Simplifying our structure, allowing us to compete more effectively in today’s rapidly changing world.

•                  Giving us greater flexibility for strategic portfolio change, including demergers or share-based acquisitions.

•                  Allowing us to further strengthen our corporate governance, creating true shareholder democracy with a ‘one share, one vote’ principle.

As part of its decision to modernise our structure, the Board also resolved that New Unilever N.V. should be incorporated in the Netherlands. This reflects the fact that the Group’s Dutch company is 22% larger than our UK company, and more shares trade in the Netherlands than in the UK.

What won’t change?

Following simplification, the following will remain unchanged:

•                  Shareholders can continue to trade Unilever shares in London, Amsterdam and New York; in British pounds, euros and US dollars, respectively.

•                  Dividends will be paid in British pounds, euros or US dollars (subject to where shares are listed).

•                  Our long-term commitment to both the UK and the Netherlands will remain unchanged. The headquarters of our Beauty & Personal Care and Home Care Divisions will be in London. The headquarters of our Foods & Refreshment Division will continue to be based in Rotterdam. The number of people we employ in the UK and the Netherlands will be unaffected by these changes.

Watch this short video, in which Paul Polman explains more about the reasons for simplification:

VIDEO

When and how will the vote take place?

Employees who are shareholders can vote online between 11 September and 18 October (N.V.) or 24 October (PLC). It is very important that you read the documents applicable to you in full before making any decision.

If the votes are passed in favour of simplification and the necessary approvals are received, we anticipate that simplification will become effective on 23 December and that shares in New Unilever N.V. will commence trading on 24 December.

More details on simplification and the voting process can be found at www.unilever.com/simplification, where you will also be able to find answers to questions you may have.

Due to certain legal requirements, your attention is drawn to the important disclaimer accessible at the following page: https://unilever.sharepoint.com/sites/Newscentre/Global/Pages/2010-2019/Disclaimer-Unilever-shareholders-to-vote-on-simplification-110918.aspx

This communication is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant, tax adviser or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are in a territory outside the United Kingdom, from another appropriately authorised independent financial adviser.

This communication is not a summary of the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (“Simplification”) under a new holding company, New Unilever N.V., and should not be regarded as a substitute for reading the full documentation relating to Simplification applicable to you. The purpose of this document is to provide you with information regarding how you can provide voting directions. The Simplification documentation (as applicable to you) should be read in full before making any decision on how to vote.

This communication has not been reviewed or approved by the United Kingdom Financial Conduct Authority, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or any other regulatory authority and has not been produced for the purposes of United Kingdom, Dutch, US or European securities laws or regulations. This document does not form part of the Simplification documentation, including any prospectus issued in connection with the Simplification proposals contemplated herein and which are available at www.unilever.com/simplification.

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever’s business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the prospectus published today by New Unilever N.V. and the Group’s filings with the London Stock Exchange, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission (SEC), including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

Any purchase of securities of New Unilever N.V. should only be made on the basis of information contained in the prospectus issued in connection with the proposed admission of New Unilever N.V.’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus contains detailed information about Unilever and its management, as well as financial statements and other financial data. It may be unlawful to distribute the EU Prospectus in certain jurisdictions.

In connection with Simplification, New Unilever N.V. has also filed a prospectus with the Securities Exchange Commission in the United States (the “US Prospectus”) with respect to the legal merger of one of its subsidiaries with Unilever N.V. (the “Dutch Merger”) and Simplification. The US Prospectus is incorporated in the EU Prospectus by reference. The US Prospectus will be delivered to shareholders of Unilever N.V. with a registered address in the United States and holders of Unilever N.V. New York registry shares.

New Unilever N.V. also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “UK Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC has sent or otherwise disseminated a scheme circular (the “Scheme Document”) and other relevant documents with respect to the UK Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE EU PROSPECTUS AND THE US PROSPECTUS REGARDING THE DUTCH MERGER AND SIMPLIFICATION AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS OR THE US PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE DUTCH MERGER AND SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME DOCUMENT, THE EU PROSPECTUS AND OTHER RELEVANT DOCUMENTS REGARDING THE UK SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE UK SCHEME AND SIMPLIFICATION.

Shareholders and security holders can obtain free copies of the US Prospectus, as well as other filings containing information about New Unilever N.V., Unilever PLC and Unilever N.V., without charge, at the SEC’s website at www.sec.gov. Shareholders and security holders may obtain the EU Prospectus, the US Prospectus and the Scheme Document, without charge, from Unilever’s website at www.unilever.com/simplification. Shareholders and security holders may also obtain the EU Prospectus, US Prospectus and Scheme Document, without charge, at the offices of Unilever N.V. (Weena 455, Rotterdam) or may obtain the Scheme Document or EU Prospectus by contacting Computershare on the Shareholder Helpline on 0370 600 3977 if calling from the UK or +44 370 600 3977 if calling from outside the UK. The helpline is open between 8.30 am and 5.30 pm, Monday to Friday (excluding public holidays in England and Wales).